Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three months and year ended December 31, 2025

The following Management’s Discussion and Analysis (“Annual MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated February 18, 2026 and provides information concerning our results of operations and financial condition for the three months and year ended December 31, 2025. You should read this Annual MD&A together with our audited consolidated financial statements and the related notes for the year ended December 31, 2025 (“Annual Financial Statements”). For a discussion of GFL’s results of operations and cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023, see the exhibit titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and the Canadian securities regulators on February 27, 2025.

1.    Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 18 U.S. states. GFL had approximately 15,000 employees as of December 31, 2025.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”.

Effective March 1, 2025, we completed the divestiture of our Environmental Services line of business (“GFL Environmental Services”), for an enterprise value of $8.0 billion. Funds managed by affiliates of Apollo Global Management, Inc. (“Apollo Funds”) and BC Partners Advisors LP (“BC Funds”) each acquired an approximate 28% equity interest in GFL Environmental Services JV LP (“GES”). We retained an approximate 44% non-controlling equity interest in GES, which was initially recognized at $1.7 billion. On September 3, 2025, HPS Investment Partners, LLC (“HPS”) subscribed for an equity interest in GES in exchange for its Paid in Kind notes (“PIK Notes”) of GES. As a result of the subscription by HPS for its approximately 22% interest, our equity investment in GES was reduced to approximately 34% and each of the BC Funds’ and Apollo Funds’ equity investment was reduced to approximately 22%. We have the option to repurchase the balance of the equity of GES within five years of the closing date of the divestiture (the “Call Option”). GFL Environmental Services has been presented as discontinued operations in the comparative results of our Annual Financial Statements.

Unless otherwise indicated, all financial information in our MD&A represents the results from our continuing operations.

Forward-Looking Information

This Annual MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this Annual MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2025 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of contracts; potential inability to acquire, lease or expand facilities; our dependence on third party facilities; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics.

Basis of Presentation

Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this Annual MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This Annual MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. Refer to Note 23 in our Annual Financial Statements.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this Annual MD&A and in the AIF.

Our results for the three months and year ended December 31, 2025 were impacted by acquisitions, divestitures, as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour wage rate pressures. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the U.S. The majority of the revenue we generate is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 290 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the U.S. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2.    Operating Results

Analysis of results for the three months and year ended December 31, 2025 compared to the three months and year ended December 31, 2024

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Annual Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	December 31, 2025	December 31, 2024(1)	$	%
Revenue	$1,686.4	$1,571.2	$115.2	7.3%
Expenses
Cost of sales	1,348.8	1,272.5	76.3	6.0
Selling, general and administrative expenses	254.7	224.5	30.2	13.5
Interest and other finance costs	134.5	162.6	(28.1)	(17.3)
Loss (gain) on divestiture	8.6	(12.8)	21.4	167.2
Other (income) expenses	(117.5)	279.7	(397.2)	(142.0)
Share of net loss (income) of investments accounted for using the equity method	16.0	(1.3)	17.3	1,330.8
Income (loss) before income taxes	41.3	(354.0)	395.3	111.7
Income tax recovery	(31.4)	(142.6)	111.2	78.0
Net income (loss) from continuing operations	72.7	(211.4)	284.1	134.4
Net (loss) income from discontinued operations	(48.5)	11.9	(60.4)	(507.6)
Net income (loss)	24.2	(199.5)	223.7	112.1
Less: Net loss attributable to non-controlling interests	(9.7)	(10.4)	0.7	6.7
Net income (loss) attributable to GFL Environmental Inc.	33.9	(189.1)	223.0	117.9
Income (loss) per share, basic	0.06	(0.52)	0.58	111.5
Income (loss) per share, diluted	0.06	(0.52)	0.58	111.5
Adjusted EBITDA(2)	$508.7	$458.0	$50.7	11.1%

	Year ended	Year ended	Change
($ millions except per share amounts)	December 31, 2025	December 31, 2024(1)	$	%
Revenue	$6,615.9	$6,138.8	$477.1	7.8%
Expenses
Cost of sales	5,248.6	5,010.0	238.6	4.8
Selling, general and administrative expenses	967.4	864.5	102.9	11.9
Interest and other finance costs	595.2	665.8	(70.6)	(10.6)
Loss on divestiture	8.6	481.8	(473.2)	(98.2)
Other (income) expenses	(469.8)	258.8	(728.6)	(281.5)
Share of net loss (income) of investments accounted for using the equity method	39.0	(18.2)	57.2	314.3
Income (loss) before income taxes	226.9	(1,123.9)	1,350.8	120.2
Income tax recovery	(14.2)	(226.4)	212.2	93.7
Net income (loss) from continuing operations	241.1	(897.5)	1,138.6	126.9
Net income from discontinued operations	3,572.3	159.8	3,412.5	2,135.5
Net income (loss)	3,813.4	(737.7)	4,551.1	616.9
Less: Net loss attributable to non-controlling interests	(20.7)	(15.0)	(5.7)	(38.0)
Net income (loss) attributable to GFL Environmental Inc.	3,834.1	(722.7)	4,556.8	630.5
Income (loss) per share, basic	10.24	(2.11)	12.35	585.3
Income (loss) per share, diluted	9.99	(2.11)	12.10	573.5
Adjusted EBITDA(2)	$1,985.0	$1,759.6	$225.4	12.8%

	December 31, 2025	December 31, 2024(3)	Change
Total assets	$19,295.2	$21,207.4	$(1,912.2)
Total cash	85.6	133.8	(48.2)
Total long-term debt	7,422.6	9,999.5	(2,576.9)
Total liabilities	11,809.8	13,985.7	(2,175.9)
Total shareholders’ equity	$7,485.4	$7,221.7	$263.7

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.
(3)	Comparative figures have not been re-presented.

Revenue

The following tables summarize revenue by service type for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended		Three months ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$383.7	22.8%	$358.1	22.8%	$25.6	7.1%
Commercial/industrial	764.9	45.3	716.6	45.6	48.3	6.7
Total collection	1,148.6	68.1	1,074.7	68.4	73.9	6.9
Landfill	310.2	18.4	294.8	18.8	15.4	5.2
Transfer	225.7	13.4	222.6	14.2	3.1	1.4
Material recovery	121.4	7.2	108.0	6.9	13.4	12.4
Other	98.8	5.8	96.8	6.1	2.0	2.1
Gross revenue	1,904.7	112.9	1,796.9	114.4	107.8	6.0
Intercompany revenue	(218.3)	(12.9)	(225.7)	(14.4)	7.4	(3.3)
Revenue	$1,686.4	100.0%	$1,571.2	100.0%	$115.2	7.3%

	Year ended		Year ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$1,498.3	22.7%	$1,455.0	23.7%	$43.3	3.0%
Commercial/industrial	3,006.4	45.4	2,842.9	46.3	163.5	5.8
Total collection	4,504.7	68.1	4,297.9	70.0	206.8	4.8
Landfill	1,190.2	18.0	1,088.8	17.7	101.4	9.3
Transfer	926.7	14.0	834.1	13.6	92.6	11.1
Material recovery	503.8	7.6	439.5	7.2	64.3	14.6
Other	363.4	5.5	323.1	5.3	40.3	12.5
Gross revenue	7,488.8	113.2	6,983.4	113.8	505.4	7.2
Intercompany revenue	(872.9)	(13.2)	(844.6)	(13.8)	(28.3)	3.4
Revenue	$6,615.9	100.0%	$6,138.8	100.0%	$477.1	7.8%

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

Revenue for the three months ended December 31, 2025 increased by $115.2 million to $1,686.4 million, compared to the three months ended December 31, 2024, or by 7.3%, including 6.4% from core pricing and 4.7% from acquisitions completed since October 1, 2024. Partially offsetting these increases were lower commodity prices of 0.7%, negative surcharges of 0.6% and negative volume of 2.3%. Changes in foreign exchange rates decreased revenue by 0.2%.

Revenue for the year ended December 31, 2025 increased by $477.1 million to $6,615.9 million, compared to the year ended December 31, 2024. Excluding the impact of divestitures, revenue increased by $572.4 million, or 9.5%, including 6.1% from core pricing, 3.0% from acquisitions completed since January 1, 2024 and 0.5% from positive volume. Partially offsetting these increases were lower commodity prices of 0.5% and negative surcharges of 1.0%. Changes in foreign exchange rates increased revenue by 1.4%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended		Three months ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$288.0	17.1%	$255.0	16.2%	$33.0	12.9%
Labour and benefits	356.2	21.1	334.0	21.3	22.2	6.6
Maintenance and repairs	173.5	10.3	166.7	10.6	6.8	4.1
Fuel	68.0	4.0	63.7	4.1	4.3	6.8
Other cost of sales	127.7	7.6	128.9	8.2	(1.2)	(0.9)
Subtotal	1,013.4	60.1	948.3	60.4	65.1	6.9
Depreciation expense	254.2	15.1	250.7	16.0	3.5	1.4
Amortization of intangible assets	74.7	4.4	71.4	4.5	3.3	4.6
Acquisition, rebranding and other integration costs	6.5	0.4	2.1	0.1	4.4	209.5
Cost of sales	$1,348.8	80.0%	$1,272.5	81.0%	$76.3	6.0%

	Year ended		Year ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$1,102.2	16.7%	$999.1	16.3%	$103.1	10.3%
Labour and benefits	1,392.8	21.1	1,342.8	21.9	50.0	3.7
Maintenance and repairs	691.4	10.4	658.2	10.7	33.2	5.0
Fuel	264.8	4.0	273.4	4.5	(8.6)	(3.1)
Other cost of sales	506.9	7.6	476.8	7.7	30.1	6.3
Subtotal	3,958.1	59.8	3,750.3	61.1	207.8	5.5
Depreciation expense	1,014.9	15.3	966.8	15.7	48.1	5.0
Amortization of intangible assets	262.2	4.0	286.7	4.7	(24.5)	(8.5)
Acquisition, rebranding and other integration costs	13.4	0.2	6.2	0.1	7.2	116.1
Cost of sales	$5,248.6	79.3%	$5,010.0	81.6%	$238.6	4.8%

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

Cost of sales increased by $76.3 million to $1,348.8 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, predominantly attributable to the impact of acquisitions and organic growth of the business. Transfer and disposal costs increased primarily as a result of increased royalty fees relating to higher landfill special waste volumes. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet maintenance and the growth in the business, partially offset by the easing of inflationary cost pressures. Fuel costs increased due to an increase in the price of fuel. Other cost of sales decreased as a result of a decrease in risk management costs, particularly accident claim costs, partially offset by increased costs associated with the addition of new facilities.

Cost of sales increased by $238.6 million to $5,248.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, predominantly attributable to the impact of acquisitions and organic growth of the business. Transfer and disposal costs increased primarily as a result of higher volumes at our transfer stations and landfills. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet maintenance and the growth in the business, partially offset by the impact of divestitures and the easing of inflationary cost pressures. Fuel costs decreased primarily due to a reduction in the price of fuel. Other cost of sales increased as a result of an increase in risk management costs, particularly accident claim costs and insurance premiums, and increased costs associated with the addition of new facilities. Changes in foreign exchange rates increased cost of sales by $36.2 million.

Cost of sales as a percentage of revenue for the three months and year ended December 31, 2025 decreased by 100 basis points to 80.0% and 230 basis points to 79.3%, respectively, compared to the three months and year ended December 31, 2024. Changes in the individual cost categories were the result of the impact of changes in business mix, our pricing strategies, the realization of ongoing operating cost efficiencies and changes in the price of fuel, partially offset by inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the three months and year ended December 31, 2025 decreased by 30 basis points to 60.1% and 130 basis points to 59.8%, respectively, compared to the three months and year ended December 31, 2024.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended		Three months ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$97.5	5.8%	$99.4	6.3%	$(1.9)	(1.9)%
Share-based payments	56.5	3.3	11.9	0.8	44.6	374.8
Other	71.2	4.2	69.9	4.4	1.3	1.9
Subtotal	225.2	13.3	181.2	11.5	44.0	24.3
Depreciation expense	11.5	0.7	12.3	0.8	(0.8)	(6.5)
Transaction costs	18.0	1.1	19.8	1.3	(1.8)	(9.1)
Founder/CEO remuneration	—	—	11.2	0.7	(11.2)	(100.0)
Selling, general and administrative expenses	$254.7	15.1%	$224.5	14.3%	$30.2	13.5%

	Year ended		Year ended
	December 31, 2025		December 31, 2024(1)		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$416.2	6.3%	$399.1	6.5%	$17.1	4.3%
Share-based payments	150.2	2.3	97.5	1.6	52.7	54.1
Other	274.1	4.1	264.9	4.3	9.2	3.5
Subtotal	840.5	12.7	761.5	12.4	79.0	10.4
Depreciation expense	39.0	0.6	30.1	0.5	8.9	29.6
Transaction costs	56.1	0.8	46.1	0.8	10.0	21.7
Founder/CEO remuneration	31.8	0.5	26.8	0.4	5.0	18.7
Selling, general and administrative expenses	$967.4	14.6%	$864.5	14.1%	$102.9	11.9%

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

SG&A increased by $30.2 million to $254.7 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The increase was predominantly attributable to an increase in share based payments, partially offset by a decrease in cash remuneration paid to our Founder and Chief Executive Officer (“CEO”). SG&A as a percentage of revenue for the three months ended December 31, 2025 increased by 80 basis points to 15.1% compared to the three months ended December 31, 2024. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the three months ended December 31, 2025 increased by 180 basis points to 13.3% compared to the three months ended December 31, 2024.

SG&A increased by $102.9 million to $967.4 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was attributable to incremental salaries and benefits associated with the number and size of businesses acquired since January 1, 2024, an increase in discretionary costs such as travel expenses and share based payments and an increase in cash remuneration paid to our Founder and CEO. The increase in transaction costs was associated with higher acquisition and divestiture activity for the year ended December 31, 2025. Changes in foreign exchange rates increased SG&A by $7.7 million. SG&A as a percentage of revenue for the year ended December 31, 2025 increased by 50 basis points to 14.6% compared to the year ended December 31, 2024. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the year ended December 31, 2025 increased by 30 basis points to 12.7% compared to the year ended December 31, 2024.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended	Three months ended	Change
($ millions)	December 31, 2025	December 31, 2024(1)	$	%
Interest	$110.7	$139.9	$(29.2)	(20.9)%
Amortization of deferred financing costs	3.4	5.6	(2.2)	(39.3)
Accretion of landfill closure and post-closure obligations	14.8	10.7	4.1	38.3
Other finance costs	5.6	6.4	(0.8)	(12.5)
Interest and other finance costs	$134.5	$162.6	$(28.1)	(17.3)%

	Year ended	Year ended	Change
($ millions)	December 31, 2025	December 31, 2024(1)	$	%
Interest	$456.2	$563.6	$(107.4)	(19.1)%
Termination of hedged arrangements	30.5	17.2	13.3	77.3
Amortization of deferred financing costs	33.6	22.7	10.9	48.0
Accretion of landfill closure and post-closure obligations	53.9	41.5	12.4	29.9
Other finance costs	21.0	20.8	0.2	1.0
Interest and other finance costs	$595.2	$665.8	$(70.6)	(10.6)%

(1)Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

Interest and other finance costs decreased by $28.1 million to $134.5 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The decrease was predominantly due to a $29.2 million decrease in interest expense as a result of the repayment of long-term debt.

Interest and other finance costs decreased by $70.6 million to $595.2 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease was predominantly due to a $107.4 million decrease in interest expense as a result of the repayment of long-term debt. The decrease was partially offset by a $13.3 million increase in loss on termination of hedged arrangements and a $10.9 million increase in the amortization of deferred financing costs.

Other (Income) Expenses

The following tables summarize other income for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended	Three months ended	Change
($millions)	December 31, 2025	December 31, 2024(1)	$	%
(Gain) loss on foreign exchange	$(85.3)	$279.5	$(364.8)	(130.5)%
(Gain) loss on sale of property and equipment	(95.6)	1.2	(96.8)	(8,066.7)
Change in value on Call Option	60.0	—	60.0	—
Other	3.4	(1.0)	4.4	440.0
Other (income) expenses	$(117.5)	$279.7	$(397.2)	(142.0)%

	Year ended	Year ended	Change
($millions)	December 31, 2025	December 31, 2024(1)	$	%
(Gain) loss on foreign exchange	$(256.9)	$291.2	$(548.1)	(188.2)%
Gain on sale of property and equipment	(91.1)	(2.7)	(88.4)	(3,274.1)
Change in value on Call Option	60.0	—	60.0	—
Other	(181.8)	(29.7)	(152.1)	(512.1)
Other (income) expenses	$(469.8)	$258.8	$(728.6)	(281.5)%

(1)Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

Other income was $117.5 million for the three months ended December 31, 2025, compared to other expenses of $279.7 million for the three months ended December 31, 2024. The change was due to a $364.8 million increase in non-cash foreign exchange gain arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at December 31, 2025 and a $96.8 million increase in the gain on sale of property and equipment. The increase was partially offset by a $60.0 million change in value on Call Option.

Other income was $469.8 million for the year ended December 31, 2025, compared to other expenses of $258.8 million for the year ended December 31, 2024. The change was primarily due to a $548.1 million increase in non-cash foreign exchange gain arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at December 31, 2025. The change was also due to a $152.1 million increase in other which was the gain on sale of our equity investment in Green Infrastructure Partners Inc. (“GIP”) and a gain on dilution of our equity investment in GES as a result of the exchange of PIK Notes into an equity interest in GES by HPS and a $88.4 million increase in the gain on sale of property and equipment. The increase was partially offset by a $60.0 million change in value on Call Option.

Divestitures

Effective March 1, 2025, we completed the divestiture of GFL Environmental Services, at an enterprise value of $8.0 billion. We retained an approximate 44% non-controlling equity interest in GES, which was initially recognized at $1.7 billion. This resulted in a gain on divestiture, before income taxes, included within discontinued operations, of $4,358.7 million for the year ended December 31, 2025. On September 3, 2025, HPS subscribed for an equity interest in GES in exchange for its PIK Notes, resulting in a reduction of GFL’s equity investment in GES to approximately 34.0%.

Share of Income (Loss) of Investments

For the three months and year ended December 31, 2025, GFL’s share of loss from associates was $(18.5) million and $(44.7) million ($(0.7) million and $(10.3) million for the three months and year ended December 31, 2024). For the three months and year ended December 31, 2025, GFL’s share of total comprehensive loss from associates was $(8.7) million and $(47.0) million ($(0.7) million and $(11.5) million for the three months and year ended December 31, 2024).

For the three months and year ended December 31, 2025, GFL’s share of income and total comprehensive income from joint ventures was $2.5 million and $5.7 million ($2.0 million and $28.5 million for the three months and year ended December 31, 2024).

Income Tax Recovery

Income tax recovery decreased by $111.2 million to $31.4 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The decrease was primarily due to changes in income before taxes, partially offset by investment tax credits.

Income tax recovery decreased by $212.2 million to $14.2 million for the year ended December 31, 2025, compared to income tax recovery of $226.4 million for the year ended December 31, 2024. The increase was primarily due to changes in income before taxes, partially offset by investment tax credits.

Our basis for recording deferred income tax assets is the availability of deferred income tax liabilities and the probability of sufficient taxable income in the future that will allow for realization of these deferred income tax assets.

3.    Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid waste. Our operating segments are based on geography between Canada and the U.S., each of which includes hauling, landfill, transfer and MRFs.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments based on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three months and year ended December 31, 2025 compared to the three months and year ended December 31, 2024

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended December 31, 2025
		Intercompany		Adjusted
	Gross Revenue	Revenue	Revenue	EBITDA(1)
Canada	$614.0	$(61.2)	$552.8	$175.9
USA	1,290.7	(157.1)	1,133.6	394.0
Solid Waste	1,904.7	(218.3)	1,686.4	569.9
Corporate	—	—	—	(61.2)
	$1,904.7	$(218.3)	$1,686.4	$508.7

	Three months ended December 31, 2024(2)
		Intercompany		Adjusted
	Gross Revenue	Revenue	Revenue	EBITDA(1)
Canada	$573.8	$(70.9)	$502.9	$151.2
USA	1,223.1	(154.8)	1,068.3	373.0
Solid Waste	1,796.9	(225.7)	1,571.2	524.2
Corporate	—	—	—	(66.2)
	$1,796.9	$(225.7)	$1,571.2	$458.0

	Year ended December 31, 2025
		Intercompany		Adjusted
	Gross Revenue	Revenue	Revenue	EBITDA(1)
Canada	$2,410.1	$(247.5)	$2,162.6	$689.6
USA	5,078.7	(625.4)	4,453.3	1,557.4
Solid Waste	7,488.8	(872.9)	6,615.9	2,247.0
Corporate	—	—	—	(262.0)
	$7,488.8	$(872.9)	$6,615.9	$1,985.0

	Year ended December 31, 2024(2)
		Intercompany		Adjusted
	Gross Revenue	Revenue	Revenue	EBITDA(1)
Canada	$2,215.7	$(275.3)	$1,940.4	$578.6
USA	4,767.7	(569.3)	4,198.4	1,441.7
Solid Waste	6,983.4	(844.6)	6,138.8	2,020.3
Corporate	—	—	—	(260.7)
	$6,983.4	$(844.6)	$6,138.8	$1,759.6

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.
(2)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.

Solid Waste — Canada Operating Segment

Revenue increased by $49.9 million to $552.8 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The increase was due to acquisitions completed since October 1, 2024 which contributed approximately $17.0 million of revenue, $35.0 million from price increases and $7.3 million from higher volume. The increase was partially offset by $4.8 million from lower selling prices for the saleable commodities generated from our MRF operations and $4.6 million from lower surcharges.

Revenue increased by $222.2 million to $2,162.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was due to acquisitions completed since January 1, 2024 which contributed approximately $27.1 million of revenue, $135.3 million from price increases and $93.6 million from higher volume. The increase was partially offset by $13.7 million from lower selling prices for the saleable commodities generated from our MRF operations and $20.1 million from lower surcharges.

Adjusted EBITDA increased by $24.7 million to $175.9 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 31.8% for the three months ended December 31, 2025, an increase of 170 basis points compared to the three months ended December 31, 2024. The increase was attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the reduction in the price of fuel and renewed recycling processing contracts. Partially offsetting this increase was the impact of lower commodity prices and increased transportation costs driven by higher special waste volumes. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $111.0 million to $689.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the year ended December 31, 2025 was 31.9%, an increase of 210 basis points compared to the year ended December 31, 2024. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the reduction in the price of fuel and renewed recycling processing contracts. Partially offsetting this increase was the impact of lower commodity prices and increased transportation costs driven by higher transfer station and landfill volumes. Increased cost of risk management also negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $65.3 million to $1,133.6 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The increase was due to acquisitions completed since October 1, 2024, which contributed approximately $56.4 million and $65.3 million from price increases. The increase was partially offset by $4.9 million from lower selling prices for the saleable commodities generated from our MRF operations and $5.1 million from lower surcharges. Volume decreased revenue by $43.7 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, predominantly due to volume losses as a result of hurricane activity in the prior year period and a decrease in construction oriented landfill volume. Revenue decreased by $2.7 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, as a result of changes in the foreign exchange rate.

Revenue increased by $254.9 million to $4,453.3 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. Excluding the impact of divestitures, revenue increased by $350.2 million, attributable to acquisitions completed since January 1, 2024, which contributed approximately $154.2 million of revenue and $231.3 million from price increases. The increase was partially offset by $37.6 million from lower surcharges and $16.3 million from lower selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $63.9 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, predominantly due to volume losses as a result of hurricane activity in the prior year period and a decrease in construction oriented landfill volume. Revenue increased by $82.5 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $21.0 million to $394.0 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 34.8% for the three months ended December 31, 2025, a decrease of 10 basis points compared to the year ended December 31, 2024. The decrease was the impact of lower commodity prices, higher fuel costs and a decrease in collection and construction oriented landfill volumes. Partially offsetting the decrease was an increase attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, the contribution from our renewable natural gas joint ventures and non-regrettable volume losses in our collection business. The net impact on revenue from acquisitions and divestitures contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $115.7 million to $1,557.4 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 35.0% for the year ended December 31, 2025, an increase of 70 basis points compared to the year ended December 31, 2024. Excluding the impact of our RNG ITCs recognized in the prior year period, Adjusted EBITDA margin increased by 100 basis points. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies and non-regrettable volume losses in our collection business and weather related impacts. Partially offsetting this increase was the impact of lower commodity prices, higher fuel costs, increased maintenance and repairs costs, the cost of risk management which negatively impacted Adjusted EBITDA margin and a decrease in collection and construction oriented landfill volume. The net impact of revenue from acquisitions and divestitures contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs decreased by $5.0 million to $61.2 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The decrease was attributable to the realization of corporate cost efficiencies. Corporate costs as a percentage of total revenue were 3.6% for the three months ended December 31, 2025, a decrease of 60 basis points compared to the three months ended December 31, 2024.

Corporate costs increased by $1.3 million to $262.0 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was primarily attributable to increased travel expenses, partially offset by the realization of corporate cost efficiencies. Corporate costs as a percentage of total revenue were 4.0% for the year ended December 31, 2025, a decrease of 20 basis points compared to the year ended December 31, 2024.

4.    Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash flows for the three months and year ended December 31, 2025 compared to the three months and year ended December 31, 2024

Cash flows for the three months and year ended December 31, 2024 includes contributions from GFL Environmental Services.

	Three months ended	Three months ended	Change
($ millions)	December 31, 2025	December 31, 2024	$	%
Cash flows from operating activities	$445.3	$565.3	$(120.0)	(21.2)%
Cash flows used in investing activities	(576.2)	(314.5)	(261.7)	(83.2)
Cash flows from (used in) financing activities	22.1	(199.6)	221.7	111.1
(Decrease) increase in cash	(108.8)	51.2
Changes due to foreign exchange revaluation of cash	(0.2)	(16.9)
Cash, beginning of period	194.6	99.5
Cash, end of period	$85.6	$133.8

	Year ended	Year ended	Change
($ millions)	December 31, 2025	December 31, 2024	$	%
Cash flows from operating activities	$1,316.0	$1,540.2	$(224.2)	(14.6)%
Cash flows from (used in) investing activities	3,958.5	(1,684.4)	5,642.9	335.0
Cash flows (used in) from financing activities	(5,316.8)	163.2	(5,480.0)	(3,357.8)
(Decrease) increase in cash	(42.3)	19.0
Changes due to foreign exchange revaluation of cash	(5.9)	(20.9)
Cash, beginning of period	133.8	135.7
Cash, end of period	$85.6	$133.8

Operating Activities

Cash flows from operating activities decreased by $120.0 million to $445.3 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. This decrease was inclusive of $133.9 million of cash flows from operating activities from GFL Environmental Services in the prior year period. Excluding the prior year contribution from GFL Environmental Services, cash flows from operating activities increased by $43.8 million. The increase was predominantly due to an increase in Adjusted EBITDA for the three months ended December 31, 2025 and a decrease of $19.1 million of cash interest paid on outstanding long-term debt. The increase was partially offset by an increase of $20.0 million of cash taxes paid.

Additionally, changes in non-cash working capital items resulted in a source of cash of $87.6 million for the three months ended December 31, 2025, compared to $150.4 million for the three months ended December 31, 2024. Refer to Note 18 in our Annual Financial Statements for details.

Cash flows from operating activities decreased by $224.2 million to $1,316.0 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This decrease was predominantly due to the inclusion of $39.7 million and $471.1 million of cash flows from operating activities from GFL Environmental Services in the current and prior year, respectively. Excluding the contribution from GFL Environmental Services, cash flows from operating activities increased by $207.2 million. The increase was predominantly due to an increase in Adjusted EBITDA for the year ended December 31, 2025, a decrease of $41.2 million of cash interest paid on outstanding long-term debt and a decrease of $9.5 million of cash taxes paid.

Additionally, changes in non-cash working capital items resulted in a use of cash of $57.8 million for the year ended December 31, 2025, compared to $17.9 million for the year ended December 31, 2024. Refer to Note 18 in our Annual Financial Statements for details.

Investing Activities

Cash flows used in investing activities increased by $261.7 million to $576.2 million for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The increase was predominantly attributable to an increase in acquisition and investment expenditures of $330.7 million and a decrease in proceeds from divestitures of $21.8 million. This was partially offset by a decrease in capital expenditures of $68.9 million and an increase of $21.6 million in proceeds from disposal of assets and other.

Cash flows from investing activities increased by $5,642.9 million to $3,958.5 million for the year ended December 31, 2025, compared to cash flows used in investing activities of $1,684.4 million for the year ended December 31, 2024. The increase was predominantly attributable to an increase of $5,725.8 million in proceeds of divestitures, an increase of $202.1 million in distributions received from associates and joint ventures and a decrease in capital expenditures of $51.6 million. This was partially offset by a decrease of $2.9 million in proceeds from disposal of assets and an increase in acquisition and investment expenditures of $333.7 million.

Financing Activities

Cash flows from financing activities increased by $221.7 million to $22.1 million for the three months ended December 31, 2025, compared to cash flows used in financing activities of $199.6 million for the three months ended December 31, 2024. The increase was primarily the result of a $467.5 million increase in the net change in long-term debt and a decrease in payment of financing costs of $7.4 million. The increase was partially offset by the repurchase of $208.9 million of subordinate voting shares, a decrease in contribution from non-controlling interests of $11.2 million and an increase in lease repayments of $34.0 million.

Cash flows used in financing activities increased by $5,480.0 million to $5,316.8 million for the year ended December 31, 2025, compared to cash flows from financing activities of $163.2 million for the year ended December 31, 2024. The increase was predominantly the result of a $2,519.9 million decrease in the net change in long-term debt and the repurchase of $2,967.4 million of subordinate voting shares. We used a portion of proceeds of divestitures to repay long-term debt and repurchase subordinate voting shares. The increase was partially offset by a decrease of $24.7 million in payment of contingent purchase consideration and holdbacks, a decrease of $5.3 million in payment for termination of hedged instruments, proceeds of $28.0 million from the termination of hedged arrangements, and a decrease of $19.2 million in financing costs.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at December 31, 2025	As at December 31, 2024(2)
Cash on hand	$85.6	$133.8
Amounts available under our Revolving Credit Facility(1)	1,008.5	848.2
	$1,094.1	$982.0

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit drawn under the Revolving Credit Facility.
(2)	Comparative figures have not been re-presented.

Components of Long-Term Debt

Revolving Credit Facility

General

Under our amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through April 29, 2025 (the “Revolving Credit Agreement”), as at December 31, 2025, we had access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars), a $25.0 million revolving credit facility (available in US dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030.

As at December 31, 2025, we had $750.6 million drawn under the Revolving Credit Facility ($188.0 million as at December 31, 2024).

Interest Rates, Fees, and Payments

The Revolving Credit Facility accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/US prime plus 0.125% to 0.750%. As of December 31, 2025, the applicable effective CORRA/SOFR borrowing rate was between 4.080% to 5.252%, depending on whether borrowings were drawn in Canadian or US dollars.

Advances bearing interest based on Canadian Rate or US Base Rate may be prepaid at any time without penalty with written notice one day in advance. Prepayment of CORRA and SOFR rate advances requires two and three days’ written notice, respectively.

Covenants

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition (as defined in the Revolving Credit Agreement) and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at December 31, 2025 and December 31, 2024, we were in compliance with these covenants.

The Revolving Credit Agreement also contains customary negative covenants including, but not limited to, restrictions on our ability and each of the Revolving Credit Facility guarantors to make certain distributions, merge, consolidate and amalgamate with other companies, make certain investments, undertake asset sales, provide certain forms of financial assistance, incur indebtedness or have any outstanding financial instruments, other than certain permitted indebtedness, and grant liens and security interests on, hypothecate, charge, pledge or otherwise encumber their assets, other than certain permitted encumbrances.

The Revolving Credit Agreement contains customary affirmative covenants including, but not limited to, delivery of financial and other information to the lenders, notice to the lenders upon the occurrence of certain material events, maintenance of insurance, maintenance of existence, payment of taxes and other claims, maintenance of properties, access to books and records by the lenders, compliance with applicable laws and regulations and further assurances.

Events of Default

The Revolving Credit Agreement provides that, upon occurrence of one or more events of default, our obligations under the agreement and the credit facilities provided pursuant to its terms may be accelerated and the lending commitments under the agreement may be terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, change of control, bankruptcy proceedings, material money judgments, material adverse effect and other customary events of default.

Security and Guarantees

The Revolving Credit Facility is guaranteed by substantially all of our material wholly‑owned Canadian and U.S. restricted subsidiaries (the “RCF Subsidiary Guarantors”) (subject to certain customary exceptions). GFL and the RCF Subsidiary Guarantors have provided a first‑ranking security interest to the lenders in substantially all present and after‑acquired personal property and all other present and future undertaking, tangible and intangible assets and certain real property (subject, in each case, to certain customary exceptions and exclusions). GFL has also pledged the shares of substantially all of its subsidiaries as collateral security and provided first‑ranking mortgages or charges by way of a debenture. A pari passu first lien intercreditor agreement was entered into on September 30, 2016 among the administrative agent under the Revolving Credit Agreement, the administrative agent under the Term Loan Credit Agreement (as defined below), GFL and the guarantors from time to time party thereto and joinders were entered into by the applicable trustee and applicable notes collateral agent under the existing Secured Notes (as defined below) indentures, GFL and the guarantors party thereto, which together provide for, inter alia, customary provisions providing for the pari passu equal priority ranking of the security interests provided by GFL and the RCF Subsidiary Guarantors for the Revolving Credit Facility, the security interests provided by GFL and certain subsidiary guarantors of GFL for the Term Loan Facility, and the security interests provided by GFL and the guarantors of the Secured Notes under the indentures.

Term Loan Facility

On March 4, 2025, we repaid the entire outstanding aggregate principal amount, related fees and accrued interest on our term loan B facility (“Term Loan B Facility”) which had a maturity date of July 3, 2031 and a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.000% or US prime plus 1.000%. The Term Loan B Facility was secured by mortgages on certain properties, a general security agreement over all assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries, all of which were released upon repayment of the Term Loan B Facility.

Notes

The following table discloses the principal amount outstanding under our outstanding U.S. dollar secured and unsecured notes (the “Notes”), the related swaps outstanding and other material terms of the Notes as at December 31, 2025.

	Principal					Optional Redemption (1)
	Amount of						Redemption
	Note	Swap					Price as at
	Outstanding	Amount					December 31,
Note Description	(USD)	(USD)	Issuance Date	Maturity Date	Interest Payment Dates	First Call Date	2025(2)
3.500% 2028 Secured Notes(3)	$750.00	N/A	December 21, 2020	September 1, 2028	March 1 and September 1	N/A	N/A
6.750% 2031 Secured Notes(3)	$1,000.00	N/A	December 6, 2023	January 15, 2031	January 15 and July 15	January 15, 2027	103.375%
4.000% 2028 Unsecured Notes(4)	$750.00	$500.00	November 23, 2020	August 1, 2028	February 1 and August 1	August 1, 2023	100.000%
4.750% 2029 Unsecured Notes(4)	$750.00	N/A	June 8, 2021	June 15, 2029	June 15 and December 15	June 15, 2024	101.188%
4.375% 2029 Unsecured Notes(4)	$550.00	N/A	August 10, 2021	August 15, 2029	February 15 and August 15	August 15, 2024	101.094%
6.625% 2032 Unsecured Notes(4)	$500.00	$500.00	June 17, 2024	April 1, 2032	April 1 and October 1	April 1, 2027	103.313%

(1)	Prior to the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus a make-whole premium, together with accrued and unpaid interest. The 3.500% 2028 Secured Notes are redeemable on or after March 1, 2028 at a price equal to 100% of the principal amount plus a make-whole premium together with accrued and unpaid interest.
(2)	For the 12 month period from and after the First Call Date, each of the Notes (other than the 3.500% 2028 Secured Notes) are redeemable at a price equal to 100% of the principal amount plus 50% of the original coupon of the applicable Notes. For the 12 month period from and after the first anniversary of the First Call Date, the redemption price of the Notes is reduced to 100% of the principal amount plus 25% of the original coupon. Thereafter, the Notes are redeemable at par.
(3)	The 3.500% 2028 Secured Notes and the 6.750% 2031 Secured Notes are collectively referred to as the “Secured Notes”. Collateral securing the 6.750% 2031 Secured Notes has been released pursuant to the terms of the indenture governing such notes. As a result, the 6.750% 2031 Secured Notes are no longer secured.
(4)	The 4.000% 2028 Unsecured Notes, the 4.375% 2029 Unsecured Notes and the 6.625% 2032 Unsecured Notes are collectively referred to as the “Unsecured Notes”.

Ranking

The Unsecured Notes are our senior unsecured obligations and rank equally in right of payment to all of our existing and future senior unsecured debt and senior in right of payment to all of our future subordinated debt (if any). The Unsecured Notes are effectively subordinated to any of our and the guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt. The Secured Notes are our senior secured obligations and rank equally in right of payment to all of our existing and future senior secured debt and senior in right of payment to all of our future subordinated debt (if any). The Secured Notes are effectively senior to any of our and the guarantors’ existing and future unsecured debt to the extent of the value of the assets securing such debt. The guarantees of the Notes rank equally in right of payment with all of our subsidiary guarantors’ existing and future senior debt and senior in right of payment to all of our subsidiary guarantors’ future subordinated debt (if any). In addition, the Unsecured Notes are structurally subordinated to the liabilities of our non-guarantor subsidiaries, including certain subsidiaries that guarantee the Credit Agreements but do not guarantee the Unsecured Notes.

Covenants

The Unsecured Notes and the Secured Notes have been issued pursuant to separate indentures entered into between GFL and the note trustee (collectively, the “Indentures”). The Indentures entered into in respect of the Notes (other than in respect of the 3.500% 2028 Secured Notes) contain customary covenants, and restrictions on the activities of GFL, and its restricted subsidiaries and events of default for non-investment grade companies on the activities of GFL and its restricted subsidiaries, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of GFL’s assets. The Indenture entered into in respect of the 3.500% 2028 Secured Notes (the “2028 Secured Indenture”) contains events of default, covenants, and restrictions on the activities of GFL and its restricted subsidiaries that are substantially similar to the other Indentures as such limitations relate to the incurrence of liens, the sale or disposal of assets and mergers, consolidations or the sale of substantially all of GFL’s assets. The 2028 Secured Indenture does not restrict the Company from incurring additional indebtedness or making restricted payments. As at December 31, 2025 and December 31, 2024, we were in compliance with all debt covenants under the Indentures governing the Notes.

Security

Our Secured Notes are secured by a first priority lien on substantially all of our and each guarantors’ tangible and intangible assets and certain real property (subject to certain customary exceptions and exclusions) and a first priority pledge of all the capital stock of each direct, wholly-owned material restricted subsidiary directly held by GFL or any guarantor of the Secured Notes (limited to 65% of the capital stock held by GFL or any guarantors of the Secured Notes in any direct subsidiary thereof not organized under the laws of Canada or the United States (or any province or state thereof)) and will be secured by first ranking mortgages or charges by way of debentures.

The Secured Notes and Unsecured Notes are guaranteed by our material subsidiaries, together with other entities, guarantee the Revolving Credit Facility.

Tax-exempt Bonds

Industrial revenue bonds are tax-exempt municipal debt securities issued by a government agency on our behalf and sold only to qualified institutional buyers. On October 8, 2024, we participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds issued by Florida Development Finance Corporation. The bonds bear interest at 4.375% payable semi-annually commencing on May 15, 2025 and have an initial mandatory tender date of October 1, 2031. The bonds are unsecured and guaranteed jointly and severally, fully and unconditionally by GFL and certain of its subsidiaries.

As at December 31, 2025, we had outstanding $287.8 million aggregate principal amount of tax exempt bonds ($302.2 million as at December 31, 2024).

Other Long-Term Debt

Certain of our non-wholly owned subsidiaries have stand alone credit facilities included in other in long-term debt. The details of those facilities are as follows: (a) US$50.0 million in aggregate principal amount of promissory notes which was repaid on September 30, 2025 (US$50.0 million as at December 31, 2024); (b) a term loan of US$127.0 million (of which US$127.0 million was drawn as at December 31, 2025 and US$5.9 million was drawn as at December 31, 2024) and a US$30.0 million revolving credit facility (of which $nil was drawn as at December 31, 2025 and December 31, 2024) that mature on September 21, 2030 and have a borrowing rate of base or SOFR rate plus 1.500% to 4.000%; and (c) a term loan of US$170.0 million (of which US$163.6 million was drawn as at December 31, 2025 and $168.9 million was drawn as at December 31, 2024) and a US$100.0 million revolving credit facility (of which US$70.0 million was drawn at December 31, 2025 and US$78.8 million was drawn as at December 31, 2024) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.000% and 3.250%.

Hedging Arrangements

We have entered into cross-currency swap contracts to fully hedge the U.S. dollar exchange rate risk associated with the 4.000% 2028 Unsecured Notes and the 6.625% 2032 Unsecured Notes to changes in the value of the U.S. dollar. After the redemption of the 8.500% USD senior notes (“8.500% 2027 Unsecured Notes”) in 2021, the cross-currency interest rate swap associated with these notes continued to be in place. We discontinued the use of hedge accounting for the swap contracts associated with the 8.500% 2027 Unsecured Notes following their redemption. We entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure. Refer to the section entitled Foreign Currency Risk in the Annual Financial Statements for additional information.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at December 31, 2025 are shown in the table below:

		Less than
($ millions)	Total	1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$6,932.1	$—	$2,055.9	$2,532.5	$2,343.7
Interest on long-term debt	1,767.0	350.1	670.2	391.8	354.9
Lease obligations	743.0	96.5	157.5	198.8	290.2
Other	494.6	—	320.2	174.4	—
	$9,936.7	$446.6	$3,203.8	$3,297.5	$2,988.8

Other Commitments

We had letters of credit totaling approximately $415.4 million outstanding as at December 31, 2025 ($276.7 million as at December 31, 2024), which are not recognized in our Annual Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility (defined below). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

On September 5, 2025, we established a $200.0 million unsecured demand letter of credit and demand guarantee facility with the Bank of Montreal (“EDC Guaranteed LC Facility”) pursuant to which the Company has access to letters of credit that are 100% guaranteed by Export Development Canada. As of December 31, 2025, the Company had $140.2 million in outstanding letters of credit under the EDC Guaranteed LC Facility.

As at December 31, 2025, we had issued performance bonds totaling $1,936.4 million ($1,951.9 million as at December 31, 2024).

5.    Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ millions except per share amounts)	2025	2025	2025	2025	2024(1)	2024(1)	2024(1)	2024(1)
Financial Summary
Revenue	$1,686.4	$1,694.2	$1,675.2	$1,560.1	$1,571.2	$1,554.3	$1,581.6	$1,431.8
Adjusted EBITDA(2)	508.7	535.1	515.1	426.1	458.0	477.7	449.4	374.4
Net income (loss) from continuing operations	72.7	108.1	274.2	(213.9)	(237.6)	40.8	(531.9)	(195.8)
Income (loss) per share, basic	0.19	0.28	0.72	(0.58)	(0.61)	0.06	(1.47)	(0.58)
Income (loss) per share, diluted	0.19	0.28	0.70	(0.58)	(0.61)	0.05	(1.47)	(0.58)

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls, overall operating leverage, inflationary cost pressures, acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

6.    Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, derivative assets, trade accounts payable and long-term debt, including related hedging instruments. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes and the 4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”). The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at December 31, 2025			Fair Value as at December 31, 2024
	Quoted prices	Significant	Significant	Quoted prices	Significant	Significant
	in active	observable	unobservable	in active	observable	unobservable
	market	inputs	inputs	market	inputs	inputs
($ millions)	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Notes	$—	$5,945.9	$—	$—	$7,828.2	$—
4.375% Bonds	—	291.2	—	—	301.9	—

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Annual Financial Statements.

Market Rate Risk

In the normal course of business, we are exposed to market risks, including changes in interest rates, certain commodity prices and U.S. currency rates.

Interest Rate Exposure

Our exposure to market risk for changes in interest rates relates primarily to our financing activities. We had $7,426.7 million of long-term debt excluding the impacts of accounting for debt issuance costs, discounts, and premiums as at December 31, 2025, compared to $10,019.7 million as at December 31, 2024. We had $1,245.2 million and $1,659.9 million of debt that was exposed to changes in interest rates as at December 31, 2025 and December 31, 2024, respectively. To reduce our exposures to interest rate risk, the majority of our U.S. dollar denominated debt has a fixed coupon rate. A 100 basis point increase in the interest rate of our outstanding variable-rate debt obligations would increase our 2025 interest expense by $12.5 million and our 2024 interest expense by $16.6 million.

Currency Rate Exposure

We have significant operations in the United States and have quantified and described the impact of foreign currency translation on components of income (loss), including operating revenue and operating costs. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and Adjusted EBITDA for the year ended December 31, 2025 by approximately $32.4 million and $10.6 million, respectively ($34.5 million and $10.8 million respectively for the year ended December 31, 2024).

We use hedge agreements to manage a portion of our risks related to foreign exchange rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses over the unhedged fuel and variable rate debt positions.

Under derivatives and hedging guidance, the foreign exchange rate swap agreements are considered cash flow hedges for a portion of our U.S. dollar denominated debt. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the U.S. dollar denominated debt being hedged.

Commodity Price Exposure

The market price of diesel can fluctuate significantly. A significant increase in the price of fuel could adversely affect our business and reduce our operating margins. In the past, we have entered into swap contracts to partially hedge our exposure to diesel fuel purchases in Canada and certain areas in the U.S. As at December 31, 2025, all of our swap contracts had expired.

We market a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate recycling operations and sell other collected recyclable materials to third parties for processing before resale. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a change in recycled commodity prices, a 10% change in average recycled commodity prices from the average prices that were in effect would have had a $12.5 million and $17.9 million impact on revenues for the year ended December 31, 2025 and December 31, 2024, respectively.

7.    Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management, under the supervision of the CEO and Chief Financial Officer (the “CFO”), is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), to ensure that material information relating to GFL, including its consolidated subsidiaries, that is required to be made known to the CEO and CFO by others within GFL, and disclosed in reports filed or submitted by it under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

The CEO and CFO have evaluated the effectiveness of GFL’s disclosure controls and procedures as of December 31, 2025 and have concluded that such disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of the businesses we acquired in 2025, which are discussed in Note 3, “Business Combinations” of the Notes to the Annual Financial Statements. We have included the financial results of these acquisitions in the consolidated financial statements from the date of acquisition. Total revenue from these acquisitions represented 1.8% of our consolidated total revenue for the year ended December 31, 2025, and total assets represented 5.4% of our consolidated total assets as at December 31, 2025.

The CEO and CFO have assessed the effectiveness of GFL’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The CEO and CFO have determined that GFL’s internal control over financial reporting was effective as at December 31, 2025. Additionally, based on our assessment, the CEO and CFO have determined that there were no material weaknesses in GFL’s internal control over financial reporting as at December 31, 2025.

GFL’s CEO and CFO have certified our annual report on Form 40-F for the year ended December 31, 2025, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 (“SOX”). GFL is relying on the statutory exemption contained in section 8.1 of National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings”, which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

The effectiveness of GFL’s internal control over financial reporting as at December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which accompanies our Annual Financial Statements.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting, or any other factors that could materially affect such internal control, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8.    Other

Related Party Transactions

Included in due to related party was an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi. In October of 2024, the note was assigned by Sejosa Holdings Inc. to Omega Jo Inc., an entity controlled by Patrick Dovigi. After the final payment of the semi-annual instalment of $2.9 million on March 5, 2025, the remaining principal outstanding on the note payable to Omega Jo Inc. (an entity controlled by Patrick Dovigi) was $nil as at December 31, 2025 ($2.9 million as at December 31, 2024).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with Patrick Dovigi’s relocation to the United States, we agreed to satisfy any tax obligations arising from the relocation. In 2025, we paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other assets.

From time to time, we have entered into leases with entities controlled by affiliates of Patrick Dovigi, as well as entities controlled by another director of GFL (the “Related Parties”). As at December 31, 2025, we lease six properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2025, we paid $14.3 million ($8.1 million for the year ended December 31, 2024) in aggregate lease payments to the Related Parties.

For the year ended December 31, 2025, we entered into transactions with GIP which resulted in revenue of $5.9 million ($34.9 million for the year ended December 31, 2024) and net payables of $0.5 million as at December 31, 2025 (net receivables of $8.6 million as at December 31, 2024).

For the year ended December 31, 2025, we entered into transaction with GES which resulted in revenue of $29.1 million; deferred revenue of $62.6 million and net payables of $43.7 million as at December 31, 2025. Prior to the divestiture of GES effective on March 1, 2025, GES was consolidated within GFL and not a separate related party, as a result, no comparative information is applicable.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share-based payments. During the year ended December 31, 2025 total salaries, short-term benefits and share-based payments to key management personnel was $220.7 million ($75.2 million for the year ended December 31, 2024).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at December 31, 2025, we had 346,110,312 subordinate voting shares, 11,812,964 multiple voting shares, 4,867,006 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All multiple voting shares are owned by entities beneficially owned and/or controlled by Patrick Dovigi, his family members and discretionary trusts settled by his family members.

As at December 31, 2025, (a) the Series A Preferred Shares are convertible into 5,847,311 subordinate voting shares, at a conversion price of US$25.16, representing 1.6% of the issued and outstanding subordinate voting shares and 1.2% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 8,700,482 subordinate voting shares, at a conversion price of US$43.86, representing 2.4% of the issued and outstanding subordinate voting shares and 1.8% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal Course Issuer Bid

On February 27, 2025, the TSX accepted our notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2025 and ending March 2, 2026. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL. Under the NCIB, a maximum of 28,046,256 subordinate voting shares were available to be repurchased by GFL. During the year ended December 31, 2025, we repurchased 18,360,127 subordinate voting shares under the NCIB (nil subordinate voting shares during the year ended December 31, 2024). All subordinate voting shares repurchased under the NCIB were cancelled.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

9.    Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

IFRS Measures

Revenue

We generate revenue through fees charged for the collection of solid waste including recyclables, from our municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer. In addition to handling our own collected waste volumes, our transfer stations, MRFs, landfills and organic waste processing facilities generate revenue from tipping fees paid to us by municipalities and third-party haulers and waste generators, processing fees, and the sale of recycled commodities. We also operate MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to the Consumer Price Index (“CPI”) and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an “on- call” basis.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. We do not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

Cost of Sales

Cost of sales primarily consists of: direct labour costs and related benefits (which consist of salaries and wages, health and welfare benefit costs, incentive compensation and payroll taxes); transfer and disposal costs representing disposal fees paid to third-party disposal facilities and transfer stations; charges paid under leases for certain facilities; vehicle parking and container storage permits and facility operating costs; maintenance and repair costs relating to our vehicles, equipment and containers, including related labour and benefit costs; fuel, which includes the direct cost of fuel used by our vehicles and any mark-to market adjustments on fuel hedges; depreciation expense for property and equipment used in our operations; amortization of landfill assets; amortization of intangible assets; and other recyclables purchased, including commodity rebates paid to customers. Other cost of sales include operating facilities costs, truck and equipment rentals, insurance, licensing and claims costs, and other third party services. Acquisition, rebranding and other integration costs included in cost of sales include rebranding and integration of property and equipment acquired through business acquisitions and other integration costs. Our cost of sales is principally affected by the volume of materials we handle.

Selling, General and Administrative Expenses

SG&A primarily consist of salaries, the cost of providing health and welfare benefits, incentive compensation and share-based payment expenses for corporate and general management, contract labour, and payroll taxes. Incentive compensation is generally based on our operating results and management’s assessment of individuals’ personal performance, with pay-out amounts subject to senior management discretion and board of director approval for senior management.

Other costs in SG&A include selling and advertising, professional and consulting fees, facilities costs, travel expenses, depreciation expense for property and equipment used for selling, general and administrative activities, expected credit loss and management information systems. Acquisition, integration and other costs included in SG&A include professional fees and integration costs associated with business acquisitions and other integration costs, including severance and restructuring costs. The timing of acquisitions and the related integration activities impact the timing of these costs.

Interest and Other Finance Costs

Interest and other finance costs primarily relate to interest on indebtedness and include the amortization of deferred financing fees incurred in connection with our indebtedness, other finance costs and accretion of landfill closure and post-closure obligations, which represents the change in our obligation to fund closure and post-closure expenditures, as a result of the passage of time using discount factors that consider the risk free rate which is essentially free of default risk.

Other (Income) Expense

Other (income) expense primarily consists of gains and losses on the sale of assets used in our operations, gains and losses on foreign exchange, insurance settlements and deferred purchase price consideration that is required to be expensed under IFRS.

Income Tax (Recovery) Expense

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense or recovery is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events and the availability of our non-capital losses in various jurisdictions and legal entities. The primary regions that determine the effective tax rate are Canada and the United States. Income tax expense or recovery is comprised of current and deferred income taxes. The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits is recognized to the extent that it is probable it can be used in the future.

Significant Accounting Estimates, Assumptions and Judgements

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Annual Financial Statements and the reported amounts of revenue and expenses during the reporting period. The following areas are the critical judgments and estimates that management has made in applying our accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining the fair value of acquired assets and liabilities in business combinations, specifically the fair value of acquired intangible assets and acquired landfill assets;
●	Estimating the amount and timing of the landfill closure and post-closure obligations, specifically the estimated future expenditures associated with landfill capping, closure and post-closure activities; and
●	Determining the key assumptions for impairment testing for long-lived assets.

Key components of the Annual Financial Statements requiring management to make estimates include the potential impairment of goodwill and indefinite life intangible assets, the fair value of the cash flow hedges, the fair value of the net assets acquired in business combinations and asset retirement obligations (“AROs”).

Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management’s historical experience, best knowledge of current events and conditions and activities that we may undertake in the future. Actual results could differ from these estimates. While disruption to operations may occur in the coming months, currently there is no indication of business impact that would warrant us modifying our estimates, assumptions or judgement at this time. Refer to the section entitled “Risk Factors” included in the AIF for further information.

Intangible Assets

Intangible assets include customer lists, municipal and other commercial contracts, trade name, licenses and permits, non-compete agreements, and Certificates of Approval or Environmental Compliance Approvals (“C of As”). The C of As provide us with certain waste management rights in the province or state of issue. The valuation assigned on acquisition to each intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We use our internal budgets in estimating future cash flows. These budgets reflect our current best estimate of future cash flows but may change due to uncertain competitive and economic market conditions or changes in business strategies. Changes or differences in these estimates may result in changes to intangible assets on the consolidated statement of financial position and a change to operating income or loss on the consolidated statement of operations. Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, we will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations. Factors that most significantly influence the impairment assessments and calculations are management’s estimates of future cash flows.

Financial Instruments

Financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest method. We determine the classification of its financial assets based on our business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

Our derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in our own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in fair value of a financial liability attributable to our own credit risk that are recognized in other comprehensive income or loss are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings (deficit), upon de-recognition of the financial liability.

Derivative financial instruments are utilized by us occasionally in the management of our foreign currency and interest rate exposures. Our policy is not to utilize derivative financial instruments for trading or speculative purposes. Derivatives embedded in non-derivative host contracts are separated when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at fair value through profit or loss. All derivative financial instruments are recognized at fair value with changes in fair value recognized in the consolidated statement of operations or through other comprehensive income when qualified hedging relationship exists.

Landfill Assets

The original costs of landfill assets, together with incurred and projected landfill construction and development costs are amortized on a per unit basis as landfill airspace is consumed. We amortize landfill assets over their total available disposal capacity representing the sum of estimated permitted airspace capacity, plus future permitted airspace capacity which represents an estimate of airspace capacity that management believes is probable of being permitted based on certain criteria. We have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Year ended	Year ended
	December 31, 2025	December 31, 2024
Amortization of landfill airspace ($ millions)	$341.6	$321.1
Tonnes received (millions of tonnes)	23.6	22.7
Average landfill amortization per tonne	$14.5	$14.1

Unique per-tonne amortization rates are calculated for each of our landfills and the rates can vary significantly due to regional differences in construction costs and regulatory requirements for landfill development, capping, closure and post closure activities. The amortization of landfill airspace for the year ended December 31, 2025 did not include the $0.8 million of amortization related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Development Costs

Landfill development costs include costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace as described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill amortization expense.

Landfill Closure and Post-Closure Obligations

We recognize the estimated liability for final capping, closure and post-closure maintenance obligations that results from acquisition, construction, development or normal operations as airspace is consumed. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. We estimate the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Significant reductions in our estimates of remaining lives of our landfills or significant increases in our estimates of landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Landfill Capacity and Depletion

Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the total available disposal capacity, considering both permitted and probable future permitted airspace. Future permitted airspace capacity, represents an estimate of airspace capacity that is probable of being permitted based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

●	We have a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

As at December 31, 2025, we had 397.5 million tonnes (427.9 million tonnes for the year ended December 31, 2024) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As at December 31, 2025, ten of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 133.2 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 530.7 million tonnes (577.5 million tonnes as at December 31, 2024). Based on total capacity as at December 31, 2025 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 24.0 years (27.5 years as at December 31, 2024). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

We may be unsuccessful in obtaining permits for future airspace capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill amortization expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgements regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Goodwill and Indefinite Life Intangible Assets

The valuation assigned on acquisition to each indefinite life intangible asset is based on the present value of management’s estimate of the future cash flows associated with the intangible asset or the amount of cash paid. We perform impairment testing annually for goodwill and indefinite-life intangible assets and when circumstances indicate these assets may be impaired. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating units (“CGUs”) for the purpose of impairment testing. We assess impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. We test for impairment at the operating segment level. The recoverable amount is defined as the higher of (i) value in use; or (ii) fair value less costs of disposal. The determination of the recoverable amount involves significant estimates and assumptions, including those with respect to market multiples, future cash inflows and outflows, discount rates, growth rates and asset lives. These estimates and assumptions could affect our future results if the current estimates of future performance and fair values change. These determinations will affect the amount of amortization expense on definite-life intangible assets recognized in future periods.

Income Taxes

The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.

Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.

All income, capital and commodity tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income, capital or commodity tax provisions in the future. The amount of such a change cannot be reasonably estimated.

Business Combination Accounting

We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interests in the acquiree (if any) and the acquisition date fair value of our previously held equity interest in the acquiree (if any), over (b) the fair value of net assets acquired and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

10.  Non-IFRS Financial Measures and Key Performance Indicators

This Annual MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Net Income (Loss) from continuing operations to Adjusted EBITDA Reconciliation

The tables below provide the reconciliation of our net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

	Three months ended	Three months ended
($ millions)	December 31, 2025	December 31, 2024(1)
Net income (loss) from continuing operations	$72.7	$(211.4)
Add:
Interest and other finance costs	134.5	162.6
Depreciation of property and equipment	265.7	263.0
Amortization of intangible assets	74.7	71.4
Income tax recovery	(31.4)	(142.6)
EBITDA	516.2	143.0
Add:
(Gain) loss on foreign exchange(2)	(85.3)	279.5
(Gain) loss on sale of property and equipment	(95.6)	1.2
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(3)	20.4	3.1
Share-based payments(4)	56.5	11.9
Loss (gain) on divestiture(5)	8.6	(12.8)
Transaction costs(6)	18.0	19.8
Acquisition, rebranding and other integration costs(7)	6.5	2.1
Founder/CEO remuneration(8)	—	11.2
Other(9)	3.4	(1.0)
Adjusted EBITDA	$508.7	$458.0

	Year ended	Year ended
($ millions)	December 31, 2025	December 31, 2024(1)
Net income (loss) from continuing operations	$241.1	$(897.5)
Add:
Interest and other finance costs	595.2	665.8
Depreciation of property and equipment	1,053.9	996.9
Amortization of intangible assets	262.2	286.7
Income tax recovery	(14.2)	(226.4)
EBITDA	2,138.2	825.5
Add:
(Gain) loss on foreign exchange(2)	(256.9)	291.2
Change in value on Call Option	60.0	—
Gain on sale of property and equipment	(91.1)	(2.7)
Share of net loss of investments accounted for using the equity method(3)	56.5	16.9
Share-based payments(4)	150.2	97.5
Loss on divestiture(5)	8.6	481.8
Transaction costs(6)	56.1	46.1
Acquisition, rebranding and other integration costs(7)	13.4	6.2
Founder/CEO remuneration(8)	31.8	26.8
Other(9)	(181.8)	(29.7)
Adjusted EBITDA	$1,985.0	$1,759.6

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of losses resulting from the divestiture of non-core businesses.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(9)	The year ended December 31, 2025 includes $186.7 million gain on dilution of equity investment in GIP and $6.5 million gain on dilution of equity investment in GES. Refer to Note 3 in our Annual Financial Statements.